SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Kiniksa Pharmaceuticals, Ltd.
(Name of Issuer)

Class A Common Shares, par value $0.000273235 per share
(Title of Class of Securities)

G5269C101
(CUSIP Number)

December 31, 2022**
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This Schedule 13G/A amends and restates the Schedule 13G/A filed on February 14, 2023 and the Schedule 13G/A filed on February 16, 2021.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5269C101	13G/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON HHLR Advisors, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,541,301 Class A Common Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,541,301 Class A Common Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541,301 Class A Common Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Items 2 and 4)*
12	TYPE OF REPORTING PERSON IA

* The numbers set forth above are as of December 31, 2022 and consist of (i) 2,623,924 Class A Common Shares held by a fund managed by HHLR (as defined in Item 2(a) below) and (ii) 917,377 Class A Common Shares issuable upon conversion of 917,377 of the Class A1 common shares, par value $0.000273235 per share (“Class A1 Common Shares”) held by a fund managed by HIM (as defined in Item 2(a) below). Conversion of the Class A1 Common Shares held by the fund managed by HIM is subject to a 9.99% beneficial ownership blocker (the “Blocker”) and the percentage set forth on row (11) and the number of Class A Common Shares set forth on rows (6), (8) and (9) give effect to the Blocker. HHLR and HIM are under common control and share certain policies, personnel and resources.

As of December 31, 2020, the Reporting Persons may have been deemed to beneficially own 3,187,278 Class A Common Shares giving effect to the Blocker, representing beneficial ownership of 9.9% of the then outstanding shares of Class A Common Shares, which consisted of (i) 2,920,023 Class A Common Shares held by a fund managed by HHLR and (ii) 267,255 Class A Common Shares issuable upon conversion of 267,255 of the Class A1 Common Shares held by a fund managed by HIM.

This Schedule 13G/A amends and restates the Schedule 13G/A filed on February 14, 2023 (Amendment No. 3) and the Schedule 13G/A filed on February 16, 2021 (Amendment No. 2).

CUSIP No. G5269C101	13G/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Hillhouse Investment Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,541,301 Class A Common Shares*
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,541,301 Class A Common Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,541,301 Class A Common Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9% (See Items 2 and 4)*
12	TYPE OF REPORTING PERSON IA

* The numbers set forth above are as of December 31, 2022 and consists of (i) 2,623,924 Class A Common Shares held by a fund managed by HHLR and (ii) 917,377 Class A Common Shares issuable upon conversion of 917,377 of the Class A1 Common Shares held by a fund managed by HIM. Conversion of the Class A1 Common Shares held by the fund managed by HIM is subject to a Blocker and the percentage set forth on row (11) and the number of Class A Common Shares set forth on rows (6), (8) and (9) give effect to the Blocker. HHLR and HIM are under common control and share certain policies, personnel and resources.

As of December 31, 2020, the Reporting Persons may have been deemed to beneficially own 3,187,278 Class A Common Shares giving effect to the Blocker, representing beneficial ownership of 9.9% of the then outstanding shares of Class A Common Shares, which consisted of (i) 2,920,023 Class A Common Shares held by a fund managed by HHLR and (ii) 267,255 Class A Common Shares issuable upon conversion of 267,255 of the Class A1 Common Shares held by a fund managed by HIM.

This Schedule 13G/A amends and restates the Schedule 13G/A filed on February 14, 2023 (Amendment No. 3) and the Schedule 13G/A filed on February 16, 2021 (Amendment No. 2).

CUSIP No. G5269C101	13G/A	Page 4 of 7 Pages

Item 1(a).	NAME OF ISSUER
The name of the issuer is Kiniksa Pharmaceuticals, Ltd. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
The Company’s principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM11, Bermuda.

Item 2(a).	NAME OF PERSON FILING
This statement is filed by: (i) HHLR Advisors, Ltd., an exempted Cayman Islands company (“HHLR”) and (ii) Hillhouse Investment Management, Ltd., an exempted Cayman Islands company (“HIM”). The foregoing persons are hereinafter sometimes each referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”

HHLR acts as the sole investment manager of HHLR Fund, L.P. (“HHLR Fund”). HHLR is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Common Shares (as defined in Item 2(d) below) held by HHLR Fund. HIM acts as the sole management company of Hillhouse Fund III, L.P. (“Fund III”). HH RSV-XVII Holdings Limited (“HH RSV XVII”) is wholly owned by Fund III. HIM is hereby deemed to be the beneficial owner of, and to control the voting and investment power of, the Class A Common Shares issuable upon conversion of the Issuer’s Class A1 Common Shares held by HH RSV XVII.

HHLR and HIM are under common control and share certain policies, personnel and resources. Accordingly, each of HHLR and HIM reports on this Schedule 13G/A that it has shared voting and dispositive power of the Class A Common Shares beneficially owned by each of HHLR and HIM.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE
The address of the business office of each of the Reporting Persons is Office #122, Windward 3 Building, Regatta Office Park, West Bay Road, Grand Cayman, Cayman Islands, KY1-9006.

Item 2(c).	CITIZENSHIP
Cayman Islands

Item 2(d).	TITLE OF CLASS OF SECURITIES
Class A Common Shares, par value $0.000273235 per share (the “Class A Common Shares”).

Item 2(e).	CUSIP NUMBER
G5269C101

CUSIP No. G5269C101	13G/A	Page 5 of 7 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP
The percentage and beneficial ownership information set forth in this Schedule 13G/A as of December 31, 2022 was calculated based upon an aggregate of 34,531,084 Class A Common Shares outstanding as of October 31, 2022, as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022 filed with the Securities and Exchange Commission on November 3, 2022, and assumes the conversion of the Class A1 Shares held by HH RSV XVII, subject to the Blocker.

The percentage and beneficial ownership information set forth in this Schedule 13G/A as of December 31, 2020 was calculated based upon an aggregate of 31,637,433 Class A Common Shares outstanding as of October 31, 2020, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020 filed with the Securities and Exchange Commission on November 5, 2020, and assumes the conversion of the Class A1 Shares held by HH RSV XVII, subject to the Blocker.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each of the Reporting Persons (and the footnotes thereto) and is incorporated herein by reference.

CUSIP No. G5269C101	13G/A	Page 6 of 7 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
See Item 2.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP
Not applicable.

Item 10.	CERTIFICATION
Each of the Reporting Persons hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5269C101	13G/A	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: August 18, 2023

HHLR Advisors, LTD.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer

Hillhouse Investment Management, Ltd.

/s/ Audrey Woon
Name: Audrey Woon
Title: Chief Compliance Officer